UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES FINANCIAL RESULTS FOR
THE THIRD QUARTER AND FIRST NINE MONTH PERIOD OF 2006

– Another Strong Quarter: Revenues of NIS 1.7B,
26.1% Gross Margin, 4.9% Operating Margin –
– Successful IPO Of Real Estate Subsidiary Yields Capital Gains of NIS 48.6M –

ROSH HA’AYIN, Israel – November 20, 2006 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the third quarter and nine month period ended September 30, 2006. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

—	Net income for the nine month period: NIS 157.1 million or NIS 4.02 per ADS, compared to NIS 63.2 million.

—	Net income for the three month period: NIS 89.1 million, or NIS 2.27 per ADS, compared to NIS 17.7 million or NIS 0.45 ADS. Excluding capital gain, the net income is 40.5 million

Results for the Third Quarter

Revenues: The Company’s revenues for the third quarter of 2006 increased by 7.9% to NIS 1,710.2 million (U.S. $397.5 million)(a) compared to NIS 1,585.6 million in the third quarter of 2005. The revenues reflect the strong sales of the holiday season and a 2.7% increase in Same Store Sales (“SSS”), together with the opening of 6 stores during the previous 12 months, increasing the Company’s sales area by approximately 10,094 square meters. The Company’s sales were not materially affected by the Lebanon War which took place during the third quarter.

Gross Profit: Gross profit for the third quarter of 2006 increased by 11.1% to NIS 446.5 million (U.S. $103.8 million) compared to NIS 402.0 million in the third quarter of 2005 due to the success of the Company’s selective marketing strategies. Gross margin for the period increased significantly to 26.1% from 25.4% in the third quarter of 2005, reflecting the success of the Company’s pricing and marketing policies and its negotiations with vendors, which has enabled it to compete successfully in an environment of continued strong competition.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the third quarter of 2006 increased by 6.0% to NIS 363.3 million (U.S. $84.5 million) compared to NIS 342.9 million in the third quarter of 2005, reflecting expenses related to the opening of new stores during the prior 12 months and the launch of the Company’s loyalty club together with an increase in employee wages. However, as a percentage of revenues, operating expenses declined to 21.2% of sales from 21.6% in the third quarter of 2005. This, together with the 4.5% increase in sales per employee recorded during the quarter, illustrates the success of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the third quarter of 2006 was NIS 116 million (U.S. $26.9 million) , an increase of 26% compared with NIS 92 million in the third quarter of 2005. EBITDA margin for the quarter was 6.8% compared with 5.8% in the third quarter of 2005.

Operating Income: Operating income for the third quarter of 2006 increased by 40.6% to NIS 83.2 million (U.S. $19.3 million) compared to NIS 59.2 million in the third quarter of 2005. This reflects the significantly increased revenues and gross profit for the period, together with the moderate increase in Selling, General & Administrative expenses. Operating margin for the period increased to 4.9% from 3.7% in the third quarter of 2005.

Financial Expenses: Financial expenses for the third quarter of 2006 decreased by 43.0% to NIS 12.2 million (U.S. $2.8 million) compared to NIS 21.4 million in the third quarter of 2005. The decrease mainly results from the quarter’s 0.8% decline in the price index to which the Company’s loans and debentures are linked, compared to the parallel quarter of 2005, in which the price index increased by 1.4%.

Other Income: The Company recorded capital gains of NIS 48.6 million (U.S. $11.3 million) during the quarter as a result of the IPO of its subsidiary, Blue Square Real Estate Ltd. (“BSRE”, see below). In the third quarter of 2005, the Company recorded other expenses of NIS 0.5 million.

Taxes On Income: Taxes on income for the third quarter of 2006 were NIS 22.4 million (U.S. $5.2 million) compared to NIS 12.9 million in the third quarter of 2005, representing a tax rate of 18.8% compared to 36.1% for the third quarter of 2005. The reduction is due to the capital gains associated with the IPO of the Company’s subsidiary BSRE, which have not been taken into account in computing tax expenses as it is the Company’s policy to hold this investment and not to realize it. In addition, the Company's nominal tax rate has been reduced in line with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These ordinances provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax will be reduced during the next five years as follows: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for the third quarter of 2006 increased by 404.7% to NIS 89.1 million (U.S. $20.7 million), or NIS 2.27 per ADS (U.S. $0.53), compared to NIS 17.7 million, or NIS 0.45 per ADS, for the third quarter of 2005. Net of the capital gains associated with the IPO of the Company’s subsidiary BSRE, net income for the third quarter of 2006 would have been NIS 40.5 million (U.S. $9.4 million), an increase of 130% compared to the parallel period of 2005.

Other Operating Data:

—	The Company’s Same Store Sales(c) for the third quarter of 2006 increased by 2.7%.

—	Sales per square meter for the quarter increased by 2.1% compared to the third quarter of 2005, reaching NIS 5,094 (US $1,184) per square meter.

—	Sales per employee for the quarter increased by 4.5% compared to the third quarter of 2005, reaching NIS 237.8 thousand (U.S. $55.3 thousand) per employee.

—	During the third quarter of 2006, the Company opened 3 stores.

Results for the Nine Months Period

Revenues: The Company’s revenues for the first nine months of 2006 increased by 14.0% to NIS 4,924.6 million (U.S. $1,144.7 million)(a) compared to NIS 4,321.5 million in the first nine months of 2005. Excluding the sales of Kfar Hashaashuim(b), revenues for the period grew by 11%. The growth in sales reflects the continued increase in SSS, which rose by 5.7% during the period, together with the Company’s opening of 6 stores over the preceding 12 months.

Gross Profit: Gross profit for the first nine months of 2006 increased by 14.3% to NIS 1,273.9 million (U.S. $296.1 million) compared to NIS 1,114.6 million in the parallel period of 2005 due to the higher revenues. Gross margin for the period increased to 25.9% from 25.8% in the first nine months of 2005.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the first nine months of 2006 increased by 10.2% to NIS 1,039.8 million (U.S. $241.7 million) compared to NIS 943.9 million in the first nine months of 2005, reflecting the factors explained above in Results for the Third Quarter. However, as a percentage of revenues, operating expenses for the period declined to 21.1% of sales from 21.8% in the first nine months of 2005. This, together with the 7.1% increase in sales per employee recorded during the period, demonstrates the success of the Company’s efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first nine months of 2006 was NIS 332 million (U.S. $77.2 million), an increase of 23.4% compared with NIS 269 million in the first nine months of 2005. EBITDA margin for the period was 6.7% compared with 6.2% in the first nine months of 2005.

Operating Income: Operating income for the first nine months of 2006 increased by 37.1% to NIS 234.0 million (U.S. $54.4 million) compared to NIS 170.6 million in the first nine months of 2005. Operating margin for the period increased to 4.8% from 3.9% in the first nine months of 2005.

Financial Expenses: Financial expenses for the first nine months of 2006 increased slightly to NIS 44.7 million (U.S. $10.4 million) compared to NIS 44.1 million in the first nine months of 2005. This reflects a rise in the prime rate of interest during the period, countered somewhat by a decrease in the price index to which the Company’s loans and debentures are linked.

Other Income, Net: The Company recorded other income (net) of NIS 47.9 million (U.S. $11.1 million) during the first nine months of 2006, consisting primarily of the capital gain taken in the third quarter as a result of the IPO of BSRE, as explained above. During the first nine months of 2005, the Company recorded other expenses of NIS 1.5 million.

Taxes On Income: Taxes on income for the first nine months of 2006 were NIS 60.8 million (U.S. $14.1 million), an increase of 36.1% compared to NIS 44.7 million in the first nine months of 2005, representing a tax rate of 25.6% compared to 37.0% for the parallel period of 2005. The reduction is due to the capital gains associated with the IPO of the Company’s subsidiary BSRE, which in accordance with accounting principles were not included in the Company’s tax calculation have not been taken into account in computing tax expenses as it is the Company’s policy to hold this investment and not to realize it. In addition, the Company's nominal tax rate has been reduced as explained above in Results for the Third Quarter.

Net Income: The Company’s net income for the first nine months of 2006 increased by 148.6% to NIS 157.1 million (U.S. $36.5 million), or NIS 4.02 per ADS (U.S. $0.93), compared to NIS 63.2 million, or NIS 1.63 per ADS, for the first nine months of 2005. Net of the capital gains associated with the IPO of the Company’s subsidiary BSRE, net income for the first nine months of 2006 would have been NIS 108.5 million (U.S. $25.2 million), an increase of 71.7% compared to the parallel period of 2005.

Other Operating Data:

■	The Company’s Same Store Sales(c) for the first nine months of 2006 increased by 5.7%.

■	Sales per square meter for the first nine months increased by 6.4% compared to the first nine months of 2005, reaching NIS 14,969 (US $3,480) per square meter.

■	Sales per employee for the period increased by 7.1% compared to the parallel period of 2005, reaching NIS 724 thousand (U.S. $168.3 thousand) per employee.

■	During the first nine months of 2006, the Company opened 6 stores, adding a total of 10,094 square meters to the chain.

Dividends: On September 13, 2006, the Company distributed a dividend in the amount of NIS 30 million (U.S. $6.8 million), or NIS 0.76 per share/ADS (approximately U.S. $0.18 per ADS).

IPO of the Company’s Subsidiary, Blue Square Real Estate (BSRE)

On August 24, 2006, the Company’s subsidiary, Blue Square Real Estate Ltd. (“BSRE”), carried out an Initial Public Offering on the Tel Aviv Stock Exchange. Gross proceeds from the transaction were NIS 911.3 million; net proceeds after issuance expenses were approximately NIS 879 million, allocated as follows: NIS 623 million as debentures, NIS 108 million as convertible debentures, and NIS 148 million as equity. As a result of the offering, the Company’s holdings in BSRE were reduced to 80% (74.1% fully diluted). For full details of the transaction, please see the Company’s 6K Report filed with the SEC on August 24th, 2005: www.sec.gov/Archives/edgar/data/1016837/000117891306001576/zk62852.htm

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are pleased to report another quarter of strong growth according to all financial metrics together with significant strategic progress across the board. Our continued growth in revenues reflects the ongoing expansion of our supermarket chain together with the success of our brand management, Near-Food and Non-Food initiatives. Just as important, we have delivered another quarter of growth in gross and operating margins, confirming our strategies for economic pricing, marketing and supplier negotiations.

“We continue with a policy of aggressive expansion. Since the beginning of the year, we have opened six stores, and plan to open an additional two stores until the end of the year. The roll-out of our new ‘You’ credit card and loyalty plan is progressing ahead of plan, paving the way toward the launch of financial products in the year ahead. We were delighted by the success of the IPO of BSRE, our real estate subsidiary, and expect it to become increasingly active in the months ahead. And, we are currently making final preparations to open our first Company-owned gas station.”

Mr. Unger concluded, “Taken as a whole, we continue to build out our core business and to roll out new initiatives, all with the goal of fully exploiting our superb brand assets and favorable market positioning. We are proud of our performance during the past year and continue working to build the Company’s value for our shareholders.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2006: U.S. $1.00 equals NIS 4.302, the translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the third quarter and first nine months of 2006 have been consolidated into the Company’s consolidated financial statements. Comparative data for the first nine months of 2005 includes Kfar Hashaashuim’s financial results from the July-September 2005 period only.

NOTE C: Change in Calculation of Same Store Sales

For a more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales.

As of the fourth quarter of 2005, the Company’s Same Store Sales calculation is based only on stores 1) that have operated continuously throughout the current and prior reporting period, and 2) that have not been resized significantly during the period.

Previously, the Company’s Same Store Sales referred to the sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores were not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for at least two weeks during the reported period or the preceding period for any reason including renovation or relocation.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 175 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006

	December 31, 2005	September 30		Convenience translation (note a) September 30, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	66,773	79,289	243,429	56,585
Deposit in bank	-	-	519,654	120,794
Trade receivables	558,758	697,126	812,656	188,902
Other accounts receivable	129,670	238,027	230,079	53,481
Inventories	356,881	383,619	403,536	93,802

Total current assets	1,112,082	1,398,061	2,209,354	513,564

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	500,190	-
Associated companies	3,325	3,272	4,189	974
Other long term receivables	2,962	-	3,208	746

	506,477	3,272	7,397	1,720

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	1,971,577	1,969,906	1,957,998	455,137

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	92,899	95,373	104,297	24,243

	3,683,035	3,466,612	4,279,046	994,664

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006

	December 31, 2005	September 30		Convenience translation (note a) September 30, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	291,058	245,742	247,267	57,477
Current maturities of debentures	68,258	-	55,336	12,863
Trade payables	879,136	1,046,650	1,057,858	245,899
Other accounts payable and accrued expenses	323,674	456,635	511,095	118,804

Total current liabilities	1,562,126	1,749,027	1,871,556	435,043

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	781,304	341,885	129,132	30,017
Debentures, net of current maturities	136,517	203,177	830,564	193,065
Convertible debentures, net of current maturities	184,989	183,546	218,226	50,727
Deferred income taxes	13,392	14,269	27,787	6,459
Liability for employee rights, net of amount
funded	28,166	27,696	37,168	8,640

Total long-term liabilities	1,144,368	770,573	1,242,877	288,908

MINORITY INTEREST	111,233	108,520	230,589	53,600

SHAREHOLDERS' EQUITY	865,308	838,492	934,024	217,113

Total liabilities and shareholders equity	3,683,035	3,466,612	4,279,046	994,664

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006

	Year ended December 31 2005	Nine months ended September 30		Three months ended September 30		Convenience translation (note a) for the three months ended September 30 2006
		2005	2006	2005	2006
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	5,797,018	4,321,496	4,924,630	1,585,581	1,710,242	397,546

Cost of sales	4,298,211	3,206,930	3,650,770	1,183,540	1,263,716	293,751

Gross profit	1,498,807	1,114,566	1,273,860	402,041	446,526	103,795
Selling, general and administrative expenses	1,269,760	943,923	1,039,837	342,864	363,304	84,450

Operating income	229,047	170,643	234,023	59,177	83,222	19,345

Financial expenses, net	59,529	44,066	44,720	21,371	12,189	2,835

	169,518	126,577	189,303	37,806	71,033	16,510

Amortization of goodwill	6,508	4,687	-	1,752	-	-

Other income (expenses), net	690	(1,478)	47,917	(455)	48,535	11,282

Income before taxes on income	163,700	120,412	237,220	35,599	119,568	27,792
Taxes on income	58,490	44,670	60,799	12,860	22,424	5,212

Income after taxes on income	105,210	75,742	176,421	22,739	97,144	22,580
Share in profits of associated companies, net	498	437	712	-	229	53
Minority interest in profits of subsidiaries, net	15,717	13,004	20,060	5,088	8,281	1,925

Net income for the period	89,991	63,175	157,073	17,651	89,092	20,708

Net income per Ordinary share or ADS:
Basic	2.32	1.63	4.02	*0.45	2.27	0.53

Fully diluted	*2.26	*1.60	3.66	*0.45	2.03	0.47

Weighted average number of shares or ADS used
for computation of income per share:
Basic	*38,832,663	*38,793,397	39,044,588	*38,815,158	39,232,544	39,044,588

Fully diluted	*44,443,433	*44,443,433	44,939,784	*44,443,433	44,939,784	44,939,784

* After retrospective application of accounting change.

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

	Nine months ended September 30		Three months ended September 30		Convenience translation (note a) for the three months ended September 30 2006 U.S.$
	2005 NIS	2006 NIS	2005 NIS	2006 NIS
	(Unaudited)				(Unaudited)

Sales (in millions)	4,321	4,925	1,586	1,710	397

Operating income (in millions)	171	234	59	83	19

EBITDA (in millions)
(Excluding one time expenses)	269	332	92	116	27

EBITDA margin
(Excluding one time expenses)	6.2%	6.7%	5.8%	6.8%	NA

Increase in same store sales*	3.2%	5.7%	6.2%	2.7%	NA

Number of stores at end of period	168	174	168	174	NA
Stores opened during the period	7	6	4	3	NA
Stores closed during the period	3	0	1	0	NA

Total square meters at end of period	312,000	322,165	312,000	322,165	NA
Square meters added
during the period, net	12,000	10,094	9,800	3,833	NA

Sales per square meter	14,070	14,969	4,991	5,094	1,185

Sales per employee (in thousands)	676	724	228	238	55

* Compared with the same period in the prior fiscal year